Brisa

05012105

RECEIVED
2005 OCT 27 P 3:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34855

To:

U.S. Securities and Exchange Commission

Office of International Corporate Finance

Mail Stop 3-2

450 5th Street NW

Washington, DC 20549

14.10.2005 028650

SUPPL

Ref: Rule 12g3-2(b) exemption: submission of information

October,14, 2005

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

Best regards,

Luís D'Eça Pinheiro

Corporate & Investor Relations

Brisa

Release

FILE N° 82-34855

Results for the first half of 2005

26 July 2005
49/INST/DRICS/05

In order to permit early disclosure of the results for the first half year, which in 2004 were published on 25 August, the Company hereby presents unaudited financial statements. The audited financial statements and corresponding notes will be published within the legal time frame;

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 444 95 70
roliveira@brisa.pt

Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA, an open capital company, with head Office in Quinta da Torre da Aguilha – Edifício Brisa – S. Domingos de Rana, municipality of Cascais, with tax number 500 048 177, registered at the Commercial Registry Office of Cascais under number 10583, with share capital of 600 000 000 Euros

Adoption of International Financial Reporting Standards (IFRS)

- Brisa's consolidated financial information for the first half of 2005 were prepared in accordance with IFRS. For comparative purposes, the financial information for the first half of 2004 have been adjusted to comply with the same standards, and are presented as proforma figures;
- The financial information presented has been prepared based on the Company's understanding of the current text of the international accounting standards and related interpretations, including IAS – International Accounting Standards, IFRS – International Financial Reporting Standards, SIC Interpretations and IFRIC Interpretations.
- Despite the existence of a "stable platform", IFRS are subject to a process of continuous revision as a result of which changes can be made. In addition, as this is a period of transition, possible positions to be adopted by the regulating entities and clarifications resulting from the practice of those operating in the market. can lead to future changes in the information presented;
- The main effects of adopting IFRS are detailed at the end of this communication.

Consolidation Perimeter

In addition to matters relating to the adoption of IFRS, the following factors affected the financial statements, comparing to the same period of the preceding year:

- the consolidated financial statements for the first half of 2005 include the accounts of the companies Nutrend Engenharia, SA and Tyco Engenharia Unipessoal, Lda (*Nutrend and Tyco*) which were consolidated by the full consolidation method, having resulted in increases of 4.5 million Euros in income and 3.5 million Euros in operating costs;
- the consolidated financial statements for the first half of 2005 do not include the accounts of BCI – Brisa Conservação de Infraestruturas due to its integration process into Efacec Serviços de Manutenção e Assistência.

Net profit has increased 10%

Brisa's consolidated net profit for the first half of 2005 increased 10%, having amounted to approximately 107 million Euros. Operating profit (EBITDA) amounted to 204 million Euros. having decreased 0.6% and profit before financial expenses (EBIT) amounted to 148 million Euros. corresponding to a decrease of approximately 3% in relation to the same period of the preceding year.

Principal Indicators

Millions of Euros	1st half 04	1st half 05	Var %
Operating income	274.7	275.4	+0.3%
EBITDA	205.3	204.1	-0.6%
EBIT	152.4	148.0	-2.9%
Profit before income tax	129.4	132.8	+2.6%
Net profit	96.8	106.7	+10.2%

The EBITDA and EBIT margins for the first half of 2005 were 74% and 54%,respectively. Without *Nutrend and Tyco* effect, EBITDA margin would be 75%.

Operating income has remained constant

Operating income amounted to 275.4 million Euros, having increased 0.3% in relation to the same period of the preceding year. However, this increase has been influenced by the consolidation of *Nutrend and Tyco* which resulted in additional income of 4.5 million Euros, included in the caption "other".

Operating income

Millions of Euros	1st half 04	1st half 05	Var %
Toll income	250.0	243.5	-2.6 %
Road services	12.8	14.8	+16.0%
Service areas	5.2	5.5	+5.1%
Other	6.7	11.5	+72.0%
Total operating income	274.7	275.4	+0.3%

Toll income amounted to 244 million Euros, representing a decrease of 2.6%, which has the following breakdown:

Breakdown of Toll Income

	Variation
Like-for-like	**-2.9%**
Average daily traffic (ADT)	-3.8%
Traffic mix	-1.2%
Tariffs	+2.1%
New stretches	**+0.8%**
Non leap year	**-0.5%**
Total	**-2.6%**

Considering the amount of income obtained in the same period of the preceding year and the same road network in operation, toll income decreased 2.9%. This decrease was influenced by the decrease of 3.8% in Average Daily Traffic (ADT) and a loss of 1.2% in

traffic mix. In fact, toll income of commercial vehicles and heavy vehicles (classes 2, 3 and 4) has decreased, while toll income of class 1 light vehicles has increased 1.1%.

Class structure


Classe 1
79%
Classe 2
15%
Classe 3 & 4
6%

The new A13 - Almeirim/Marateca and A10 – Bucelas/Carregado/IC3 stretches of motorway, totalling 56 Km, opened to traffic in February and May, increased toll income by 0.8%.

Regarding toll payment structure, Via Verde accounted for 57% of income, bank cards accounted for 19% and payments in cash accounted for 24%.

Payment structure


Numerário
24%
Cartões Bancários
19%
Via Verde
57%

Total traffic

Total traffic (Circulation) in the first quarter of 2005 amounted to $3.68x10^9$ vehicles, representing a decrease of 3.7% compared with the same period of the preceding year. Like-for-like, considering the same road network and the same number of days as the first quarter of 2004. Average Daily Traffic (ADT) decreased 3.8%, having amounted to

21 781 vehicles. The decrease in traffic reflects the difficult economic situation in Portugal, due to the strong relationship between GDP increase and traffic growth.

Operating costs

Total operating costs amounted to 71.4 million Euros, having increased 2.7%. This caption includes 3.5 million Euros resulting from consolidation of *Nutrend and Tyco,* as explained earlier. If these costs had not been included, operating costs would have decreased 2.3%, which reflects management's efforts to rationalise costs.

Operating costs

Millions of Euros	1st half 04	1st half 05	var %
Cost of goods sold	1.0	0.9	-9.3%
External services	29.0	32.3	+11.1%
Personnel	37.5	36.9	-1.5%
Others	2.0	1.3	-33.6%
Subtotal	69.5	71.4	+2.7%
Depreciation and amortisation & Provisions	52.9	56.1	+ 6.1%

In cost management, personnel costs decreased 1.5% as a result of a decrease of 4% in the number of employees. At the end of June 2005 Brisa's employees totalled

2 945 compared to 3 063 at the end of June 2004. This includes 92 employees of *Nutrend and Tyco* and excludes 283 employees of BCI.

The decrease in number of employees is even more significant considering that in the first half of 2005 56 Km, of the A13 Almeirim – Marateca Motorway (49 Km) and A10 Bucelas/Carregado/IC3 Motorway (7 Km), representing around 5% of the total network in operation, were opened to traffic.

The increase in External Supplies and Services reflects the transfer of costs of BCI, previously classified as personnel costs, to maintenance and repairs. This caption includes maintenance costs of 9 million Euros, which represents 56% increase.

Net Financial expenses

Net financial expenses for the period under review showed an improvement, having amounted to -15 million Euros, compared to -23 million Euros for the same period of the preceding year.

Financial income decreased approximately 8 million Euros due to the smaller put option contribution. On the other hand, financial expenses decreased 10 million Euros due mainly to the debt restructuring related to the investment in Brazil.

Investment income increased 6 million Euros (+42%) due to the improved results of CCR – Companhia de Concessões Rodoviárias, together with the strengthening of the Real in relation to the Euro.

Net financial expenses

Millions of Euros	1S 04	1S 05	Var %
EBIT	152.4	147.9	-2.9%
Net financial expenses	-22.9	-15.2	+34%
Financial income	17.0	9.3	-46%
Financial expenses	53.8	44.1	-18%
Net investment income	13.8	19.7	+42%
Profit before income tax	129.4	132.8	+2.6%
Income tax	31.9	25.4	-20.4%
Net profit	**96.8**	**106.7**	**+10.2%**

Capital expenditure

Capital expenditure in the first half of the year amounted to 192 million Euros, which represents an increase of 125% in relation to the same period of the preceding year which totalled 85.4 million Euro.

Capital expenditure

Millions of Euros	1st half 04	1st half 05	Var %
Principal concession	85.4	112.7	32.0%
New stretches	65.2	71.5	9.7%
Major repairs	2.4	6.5	171%
Widening	17.8	34.7	95%
Brisal	-	28.6	-

Capital expenditure in first half 2005 also includes 19.5 million Euro of 10% AEA stake acquisition, 5.6 million Euros of *Nutrend and Tyco* and 22 million Euros in the company Iteuve.

Balance sheet

Total assets increased 5% in relation to the end of 2004, 4.2 million Euros being due to the investment plan carried out.

Shareholders' Equity amounted to 1 573 million Euro (+2.4%), having amounted to 1 536 million Euros at 31 December 2004.

Net financial indebtedness at the end of the first half of 2005 amounted to 2 387 million Euros, representing an increase of 177 million Euros compared with 31 December 2004.

At the end of the period under review Brisa had a solid financial position with a gearing of 144%.

Condensed Balance Sheet

Million Euro	Dez 04	1S 05	Var %
Assets	**4 096.7**	**4 281.9**	**+4.5%**
Current non Assets	3 878.5	4 115.4	+6.1%
Current Assets	218.2	166.5	-23.7%
Shrareholder equity & minority Inter.	1 535.8	1 572.9	+2.4%
Total Liabilities	**2 560.9**	**2 709.0**	5.8%
Liabilities non current	2 084.6	2 151.7	+3.2%
Liabilities current	476.3	557.3	+17%
Total equity and liabilities	**4 096.7**	**4 281.9**	**+4.52%**

Brisa

Consolidated Profit and Loss Statement

Euro Million	1h 04 consolidated	1H 05 consolidated	Var %
Operating revenues	274.7	275.4	+ 0.3 %
Toll revenues	250.0	243.6	-2.6%
Service areas	5.2	5.5	+5.1%
Motoring services	12.8	14.8	+16.0%
Other	6.7	11.5	+72.0%
Operating costs	69.5	71.4	+2.7 %
Cost of goods sold	1.0	0.9	-9.3 %
External costs	29.1	32.3	+11.1 %
Personnel	37.5	36.9	-1.5 %
Other	2.0	1.3	-33.6 %
EBITDA	205.3	204.1	-0.6%
Depretiation & Provisions	52.9	56.1	+6.1%
EBIT	152.4	148.0	-2.9%
Net financials	- 22.9	-15.2	+54.0 %
Earnings before tax	129.4	132.8	+2.6 %
Income tax	31.9	25.4	-20.4%
Net profit before minority interests	97.5	107.4	+10.2%
Minority interests	0.67	0.68	+2.1%
Net profit	96.8	106.7	+10.2%

Principal effects of adopting IFRS

The principal effects of adopting IFRS are as follows:

- Goodwill – in accordance with IFRS 3 goodwill is not amortised. but is subject to annual impairment tests. Brisa has applied IFRS 3 prospectively as from the transition date. and so amortisation as from 1 January 2004 has been reversed.
- Minority interests – in accordance with IAS 1 – Financial Statement Presentation. minority interests are reflected in shareholders' equity;
- Deferred costs – up to 31 December 2004 Brisa reflected as deferred costs. amounts paid to the State as a result of prior renegotiations of the extension of the concession contract. In accordance with IFRS such amounts correspond to contractual rights and are classified as intangible assets;

  In addition. Brisa recorded several deferred costs in accordance with the Portuguese Official Chart of Accounts which. in accordance with IFRS, must be expensed immediatley (charged to retained earnings at 1 January 2004);
- State subsidies – Brisa has recorded as deferred income. the subsidies received from the State for investment in motorways, in accordance with the Portuguese Official Chart of Accounts. For IFRS purposes, the Company has opted for the alternative established in IAS 20, such amounts being reflected as decreases in the amount of the subsidised assets;
- Investments available for sale – Brisa has investments in several entities which, in accordance with the Portuguese Official Chart of Accounts. are stated at cost less, where applicable, provisions for loss on the investments. In accordance with IFRS such investments are classified as available for sale and are stated at market value, the respective variations being reflected in reserves up to the date they are realised or they are subject to impairment losses;
- Capital v.s. liability instruments – Brisa considered as a capital instrument, the amount of premiums received on the sale of put options. in accordance with the former version of IAS 39. In accordance with the current version of IAS 39 (effective as from 1 January 2005) such instruments must be considered as financial liabilities and stated at market value;
- Investments in associated companies – application of the provisions of IFRS to associated companies recorded in accordance with the equity method leads to changes in their book value. Such changes are especially significant in the case of CCR, due essentially to the following adjustments:
  - Capitalisation of financial charges;
  - Non amortisation of goodwill;
  - Reversal of deferrals;
  - Effect of prior adjustments in the case of minority interests and deferred taxes